        Filed by Visual Data Corporation (Commission File No. 000-22849)

                  Pursuant to Rule 425 under Securities Act of
              1933 and Deemed Filed Pursuant to Rule 14a-12 of the
                       Securities and Exchange Act of 1934

                 On September 17, 2001, Visual Data Corporation


                              FOR IMMEDIATE RELEASE

For more information, contact:
Barry A. Rothman
Visual Data Corporation
954-917-6655
brothman@vdat.com

               VISUAL DATA RESCHEDULES CONFERENCE CALL TO DISCUSS
                       MERGER AGREEMENT WITH RMS NETWORKS

Pompano Beach, FL, September 17, 2001 -- Visual Data Corporation (NASDAQ: VDAT), a media company specializing in the production and distribution of video and audio for broadband, narrowband and wireless applications, announced it has rescheduled the previously planned conference call to discuss its recently signed merger agreement with RMS Networks, Inc. The conference call will be held on Wednesday, September 19, 2001 at 4:15 PM (EDT). During the conference call Randy Selman, president and chief executive officer of Visual Data Corporation, and Jason Kates, chief executive officer of RMS Networks, will discuss management's strategic rationale for the combination of the two companies and the synergies expected to be created through the integration of their business models, as well as other recent corporate developments.

DETAILS OF THE CONFERENCE CALL ARE AS FOLLOWS:

DATE:                      Wednesday, September 19, 2001

TIME:                      4:15 PM (EDT)

PLEASE CALL:               1-800-275-3210 Approximately 10 Minute Prior To The
                           Conference Call And The Operator Will Connect You.

Replay of the conference call is available from Wednesday, September 19, 2001 through Friday, September 21, 2001, at midnight. The replay phone number is 1-877-519-4471, PIN # 2841990.

The webcast of the conference call may also be accessed online at:

http://www.videonewswire.com/event.asp?id=1103

About Visual Data Corporation

Visual Data Corporation is a leading full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. Visual Data's extensive video libraries and media offerings (HTTP://WWW.VDAT.COM) cover a wide range of topics, including travel, golf, leisure activities, medicine and healthcare and business, corporate and financial information.

         Information discussed during the conference call is not a substitute for the proxy statement/prospectus that Visual Data will file with the Securities and Exchange Commission. Investors are urged to read that document when it is available because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other important documents to be filed by Visual Data will be available free of charge at the SEC's web site (WWW.SEC.GOV) and from Visual Data. Visual Data, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Visual Data's directors and executive officers can be found in the documents filed by Visual Data with the SEC. Certain directors and executive officers of Visual Data may have direct or indirect interests in the merger. Additional information regarding the participants will be contained in the proxy statement/prospectus

         Certain statements made during the conference and elsewhere by Visual Data are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Visual Data to complete the proposed merger with RMS; if the merger with RMS is completed, events or circumstances which affect the ability of Visual Data and RMS to integrate successfully and achieve the anticipated benefits of the transaction; the ability of Visual Data to obtain sufficient financing; the ability of Visual Data and RMS to operate profitably given each's history of operating losses; competitive pricing for each company's products; fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet; dilution to shareholders caused by the initial issuance of stock in the merger with RMS and the ability of RMS to achieve certain goals which govern the issuance of the additional shares to be earned by shareholders of RMS. Visual Data undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are urged, however, to consult any further disclosures made on related subjects in reports filed with the SEC.



                                      # # #

                                        2